UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

Fundrise For-Sale Housing eFund –

Los Angeles CA, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10566

Delaware	61-1775059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave., NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial public offering (the "Offering");
•	our ability to attract and retain members to our sponsor's online crowdfunding platform (the "Fundrise Platform");
•	risks associated with breaches of our data security;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;
•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;
•	defaults on or non-renewal of leases by tenants;
•	increased interest rates and operating costs;
•	our failure to obtain necessary outside financing;
•	decreased rental rates or increased vacancy rates;
•	the risk associated with potential breach or expiration of a ground lease, if any;
•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•	our failure to successfully operate acquired properties and operations;
•	exposure to liability relating to environmental and health and safety matters;
•	changes in real estate and zoning laws and increases in real property tax rates;
•	failure of acquisitions to yield anticipated results;
•	our level of debt and the terms and limitations imposed on us by our debt agreements;
•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;
•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
•	expected rates of return provided to investors;
•	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;
•	our ability to retain and hire competent employees and appropriately staff our operations;
•	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A of the Securities Act of 1933, as amended, or the Jumpstart Our Business Startups Act of 2012;

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•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;
•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;
•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act and other laws; and
•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, (“We”, “us, the “Company”), is a Delaware limited liability company formed on November 19, 2015, primarily to acquire property for the development of for-sale housing in the Los Angeles, CA metropolitan statistical area (“MSA”). Operations commenced on May 26, 2017. We use substantially all of the net proceeds from our Offering to invest in the acquisition of property for the development of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “For-Sale Housing”). We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, real estate-related debt and other real estate-related assets. We may make our investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns.

In what we believe will be an innovative approach to combining real estate investment opportunities with home buying opportunities, we will primarily target the marketing of our Offering and our For-Sale Housing to potential “homebuyer investors” (“HBIs”) in the Los Angeles, CA MSA, giving our homebuyer investors certain incentives, such as first-access or first-right to purchase homes as determined by our Manager, before they are widely marketed and giving us the opportunity to create a built-in market of prospective purchasers for our For-Sale Housing. For purposes of this filing, a HBI refers to an investor on the Fundrise Platform that ultimately buys For-Sale Housing from us.

As of April 13, 2018 and December 31, 2017, our portfolio was comprised of approximately $17.1 million and $11.7 million worth of equity in controlled subsidiaries and other real estate holding entities, respectively, that in the opinion of our Manager, meets our investment objectives. We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com (the “Fundrise Platform”) that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors.

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We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We believe that the near and intermediate-term market for investment in the acquisition of property for the development and sale of For-Sale Housing targeted at first-time, move-up and active adult homebuyers is compelling from a risk-return perspective. Given the growing Millennial demographic nearing home-buying age and increasing culture preferences for urban living, both by Millennials and Baby Boomers, we favor a strategy weighted toward targeting debt and equity investments in new homes and townhomes, newly renovated homes and townhomes, and condominiums in urban centers. Millennials (generally defined as people born between the 1980 and 2000), the largest generation in American history, are coming of home-buying age. As described in the “Market Overview and Opportunity” section of our Offering Circular, a number of factors have created a pent up For-Sale Housing demand for Millennials, including education and cultural trends, a strong preference for walkable, urban centers, and an increasingly attractive buy vs. rent cost analysis.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

For debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel that the current and future market environment for the acquisition of property for the development and sale of For-Sale Housing (including any existing or future government sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We expect to selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of For-Sale Housing assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our sponsor given our sponsor’s strong track record, and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

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•	our sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate related products and that finance the types of assets we intend to acquire and originate;

•	our sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions; and

•	our sponsor’s relationships with members of, and investors in, the Fundrise Platform that may enhance our ability to sell our For-Sale Housing

 Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments within approximately five years of the termination of our Offering;

•	to develop and sell homes, townhomes and condominiums for sale at a healthy profit margin;

•	to pay attractive cash distributions as cash becomes available through the sale of our assets;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years of the termination of our Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets;

•	to preserve, protect and return our investors’ capital contribution; and

•	to provide homebuyer investors with the opportunity to gain valuable market and real estate knowledge about their future home options while also allowing them to capitalize on a trend that they are actively participating in.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

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Investment Types

Our primary investment types are as follows:

• Real Estate Debt Investments – Our real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests and unconsolidated joint ventures.

• Single-Family Residential Rental Properties and Real Estate Held for Improvement – Our investments in single-family residential rental properties and real estate held for improvement includes the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing and renting, or developing and selling the properties, respectively. See Note 2, Summary of Significant Account Policies- Single-Family Residential Rental Properties and Real Estate Held for Improvement, in our consolidated financial statements for further detail.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive margins. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, home builders, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on May 10, 2017 (the “Offering Circular”), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, thereto-contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2017.

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Offering Results

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC has offered, is offering, and will continue to offer up to $50 million in common shares in our Offering. As of December 31, 2017 and 2016, we have raised total gross offering proceeds of approximately $9.8 million and $5,000, respectively, from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor). As of December 31, 2017 and 2016 we have settled subscriptions in our Offering and private placements of approximately 982,139 and 500, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2017, approximately 4,018,000 of our common shares remained available for sale to the public under our Offering. The per share purchase price for our common shares is currently $10.00 per share, an amount that was arbitrarily determined by our Manager. The per share purchase price of our common shares is adjusted semi-annually and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal semi-annual period (NAV per share) beginning after December 31, 2018. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60 day waiting period, for their investment in our shares.

Distributions

We do not expect to declare any distributions until the proceeds from our public offering are invested. In addition, as we expect primarily to invest in the acquisition of property for the development of For-Sale Housing or in properties that have significant capital requirements, these properties may not immediately generate cash flow from sale. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the PTP Safe Harbor, or for any other reason.

As of December 31, 2017, approximately 9,846 shares had been submitted for redemption, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

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We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 —Summary of Significant Accounting Policies, included in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Real Estate Debt Investments

Our real estate debt investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential impairment.

We have invested in two real estate debt investments as of December 31, 2017. None of our real estate debt investments are considered impaired, and no impairment charges have been recorded in our consolidated financial statements. See Note 2, Summary of Significant Accounting Policies, Real Estate Debt Investments in our consolidated financial statements for further detail.

Single-Family Residential Rental Properties and Real Estate Held for Improvement

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Single-Family Residential Rental Property) or will need improvements (Real Estate Held for Improvement). All of our transactions are asset acquisitions recorded at their purchase price (including transaction costs), and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that activities commence and concludes at the time that a single-family residential property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a home and for certain furniture and fixtures additions.

Costs capitalized in connection with single-family residential property acquisitions, improvement activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

We have invested approximately $7.4 million in single-family residential rental properties and real estate held for improvement as of December 31, 2017. See Note 2, Summary of Significant Accounting Policies- Single-Family Residential Properties and Real Estate Held for Improvement, in our consolidated financial statements for further detail.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies- Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

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Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development and rental, or development and sale of for-sale housing. We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, as real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies- Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On May 26, 2017, we commenced operations upon our satisfying the $1 million minimum offering requirement (not including the $100,000 received in the private placements to our sponsor and Fundrise, LP). For the year ended December 31, 2017, we had a total net loss of approximately $20,000 primarily attributable to general and administrative expenses incurred. For the year ended December 31, 2016, we had total net income of $0, as operations commenced in 2017.

The Company had fourteen investments as of December 31, 2017, all of which were added during 2017. The Company had no investments as of December 31, 2016, as operations commenced in 2017. We expect cash flows from operating activities to increase in future periods as a result of adding more investments to our portfolio, and funding future commitments.

Income

Interest Income

For the year ended December 31, 2017, we earned approximately $97,000 of interest income. For the year ended December 31, 2016, we earned no interest income, as operations commenced in 2017.

Rental Income

For the year ended December 31, 2017, we earned rental income of approximately $66,000. For the year ended December 31, 2016, we earned no rental income, as operations commenced in 2017.

 Expenses

General and Administrative

For the year ended December 31, 2017, we incurred general and administrative expenses of approximately $128,000, which includes auditing and professional fees, bank fees, and other costs associated with operating our business. For the year ended December 31, 2016, we incurred no general and administrative expenses, as operations commenced in 2017.

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Our Investments

For the year ended December 31, 2017, we entered into the following investments. See “Recent Developments” below for a description of investments we have made since December 31, 2017.

Investment Type	Date	Description
Acquisition of Controlled Subsidiary Investment	5/31/17	We directly acquired ownership of a “majority-owned subsidiary”, Neighborhood Partners 1, LLC (the “Fundrise eFUND - La Vista - Controlled Subsidiary”), for an initial purchase price of $404,625, which is the initial stated value of our equity interest in the Fundrise eFUND - La Vista Controlled Subsidiary (the “La Vista Investment”). The Fundrise eFUND - La Vista- Controlled Subsidiary used the proceeds to acquire an existing two bedroom, one bathroom, 697 square foot home located in the East Hollywood neighborhood of Los Angeles. The closing of both the La Vista Investment and the La Vista Property occurred concurrently. More information on the Fundrise eFUND – La Vista – Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	6/22/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND - H41 - Controlled Subsidiary”), for an initial purchase price of $486,358 which is the initial stated value of our equity interest in the Fundrise eFUND – H41 - Controlled Subsidiary (the “H41 Investment”). The Fundrise eFUND – H41 - Controlled Subsidiary used the proceeds to acquire an existing two-bedroom, one-bathroom, 1,446 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “H41 Property”). The closing of both the H41 Investment and the H41 Property occurred concurrently. More information on the Fundrise eFUND – H41 – Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	7/7/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 463 - Controlled Subsidiary”), for an initial purchase price of $537,925 which is the initial stated value of our equity interest in the Fundrise eFUND – 463 - Controlled Subsidiary (the “463 Investment”). The Fundrise eFUND – 463 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,176 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “463 Property”). The closing of both the 463 Investment and the 463 Property occurred concurrently. More information on the Fundrise eFUND – 463 – Controlled Subsidiary can be found here.

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Acquisition of Controlled Subsidiary Investment	8/9/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – W48 - Controlled Subsidiary”), for an initial purchase price of $552,698 which is the initial stated value of our equity interest in the Fundrise eFUND – W48 - Controlled Subsidiary (the “W48 Investment”). The Fundrise eFUND – W48 - Controlled Subsidiary used the proceeds to acquire an existing two bedrooms, one bathroom, 1,446 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “W48 Property”). The closing of both the W48 Investment and the W48 Property occurred concurrently. More information on the Fundrise eFUND – W48 – Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	8/10/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 416 - Controlled Subsidiary”), for an initial purchase price of $485,825 which is the initial stated value of our equity interest in the Fundrise eFUND – 416 - Controlled Subsidiary (the “416 Investment”). The Fundrise eFUND – 416 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, one-bathroom, 1,448 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “416 Property”). The closing of both the 416 Investment and the 416 Property occurred concurrently. More information on the Fundrise eFUND – 416 – Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	8/18/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – H412 - Controlled Subsidiary”), for an initial purchase price of $509,497 which is the initial stated value of our equity interest in the Fundrise eFUND – H412 - Controlled Subsidiary (the “H412 Investment”). The Fundrise eFUND – H412 - Controlled Subsidiary used the proceeds to acquire an existing 2 Bedroom 1.75 Bath, 1,956 square foot home located in the South LA neighborhood of Los Angeles (the “H412 Property”). The closing of both the H412 Investment and the H412 Property occurred concurrently. More information on the Fundrise eFUND – H412 – Controlled Subsidiary can be found here.

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Acquisition of Controlled Subsidiary Investment	9/1/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 511 - Controlled Subsidiary”), for an initial purchase price of $435,331 which is the initial stated value of our equity interest in the Fundrise eFUND – 511 - Controlled Subsidiary (the “511 Investment”). The Fundrise eFUND – 511 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,792 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “511 Property”). The closing of both the 511 Investment and the 511 Property occurred concurrently. More information on the Fundrise eFUND – 511 – Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	9/12/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 413 - Controlled Subsidiary”), for an initial purchase price of $434,975 which is the initial stated value of our equity interest in the Fundrise eFUND – 413 - Controlled Subsidiary (the “413 Investment”). The Fundrise eFUND – 413 - Controlled Subsidiary used the proceeds to acquire an existing two-bedroom, one-bathroom, 1,092 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “413 Property”). The closing of both the 413 Investment and the 413 Property occurred concurrently. More information on the Fundrise eFUND – 413 – Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	11/9/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary”), for an initial purchase price of $1,040,103 which is the initial stated value of our equity interest in the Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary (the “NPSC WESTMORELAND Investment”). The Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary used the proceeds to acquire an existing six bedrooms, 2 bathroom, 2,440 square foot home on a 7,202 square foot lot in the Mid Los Angeles neighborhood of North East Los Angeles (the “NPSC WESTMORELAND Property”). The closing of both the NPSC WESTMORELAND Investment and the NPSC WESTMORELAND Property occurred concurrently. More information on the Fundrise eFUND – NPSC WESTMORELAND – Controlled Subsidiary can be found here.

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Acquisition of Controlled Subsidiary Investment	11/14/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – R13 - Controlled Subsidiary”), for an initial purchase price of $923,343 which is the initial stated value of our equity interest in the Fundrise eFUND – R13 - Controlled Subsidiary (the “R13 Investment”). The Fundrise eFUND – R13 - Controlled Subsidiary used the proceeds to acquire an existing 2,856 SF single family home with 5 bedrooms and 2 bathrooms on a 6,730 square foot lot in the Greater Echo Park neighborhood of North East Los Angeles (the “R13 Property”). The closing of both the R13 Investment and the R13 Property occurred concurrently. More information on the Fundrise eFUND – R13 – Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	12/13/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 291 - Controlled Subsidiary”), for an initial purchase price of $451,432 which is the initial stated value of our equity interest in the Fundrise eFUND – 291 - Controlled Subsidiary (the “291 Investment”). The Fundrise eFUND – 291 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,747 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “291 Property”). The closing of both the 291 Investment and the 291 Property occurred concurrently. More information on the Fundrise eFUND – 291– Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	12/27/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary”), for an initial purchase price of $1,050,000 which is the initial stated value of our equity interest in the Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary (the “NPSC VIRGIL Investment”). The Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary used the proceeds to acquire an existing 1,738 SF single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC VIRGIL Property”). The closing of both the NPSC VIRGIL Investment and the NPSC VIRGIL Property occurred concurrently. We are currently under contract to close in January 2018 on an adjacent 1,440 single family home on a 6,699 square foot lot. More information on the Fundrise eFUND – NPSC VIRGIL– Controlled Subsidiary can be found here.

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Real Estate Debt Investments	8/4/17	We acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,250,000 (the “Stradella Court - La Prada Senior Loan”). The borrower, SC GROUP 6845 FIGUEROA, LLC, a Delaware limited liability company (“Stradella Court – La Prada”), used the loan proceeds to purchase two (2) single family homes on 18,392 square feet of land at 6026 & 6030 East La Prada, Los Angeles, CA 90042 (the “Stradella Court - La Prada Property”), and currently plans to obtain approval of all entitlements for twelve (12) small lot homes. The La Prada Senior Loan is secured by the Stradella Court – La Prada Property. More information on the Fundrise eFUND – Stradella Court - La Prada Senior Loan– Controlled Subsidiary can be found here.

Real Estate Debt Investments	11/20/17	We acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,923,350 (the “Stradella Court - Douglas Senior Loan”). The borrower, SGGP 1300 Douglas, LLC, a Delaware limited liability company (“Stradella Court – Douglas”), used the loan proceeds to purchase approximately 15,000 square feet of land at 1316 and 1320 Douglas Street Los Angeles, CA 90026 (the “Stradella Court - Douglas Property”), and currently plans to obtain approval of all entitlements for ten (10) small lot homes. The Douglas Senior Loan is secured by the Stradella Court – Douglas Property. More information on the Fundrise eFUND – Stradella Court - Douglas Senior Loan– Controlled Subsidiary can be found here.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2017, we had made fourteen investments for approximately $11.7 million and had approximately $178,000 in cash and cash equivalents. As of December 31, 2016, we had made zero investments, as operations commenced in 2017, and had approximately $5,000 in cash and cash equivalents. In addition to our investments, as of December 31, 2017, Fundrise, L.P., an affiliate of our Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. At December 31, 2016, Fundrise, L.P. had committed to purchase but had not purchased any common shares.

For information regarding the anticipated use of proceeds from our Offering, see our “Estimated Use of Proceeds” in Offering Circular here. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

15

As of December 31, 2017 and 2016, we had outstanding debt of approximately $3.0 million and $0, respectively, that was drawn from our grid note with our sponsor (See Note 7, Related Party Arrangements in our consolidated financial statements). Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of property for the development and sale of For-Sale Housing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

If we are unable to fully raise $50 million in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

 Cash Flows

The following table presents the summary statement of cash flows data for the years ended December 31, 2017 and 2016, respectively (amounts in thousands):

Cash Flows	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Operating activities:	$100	$-
Investing activities:	(12,943)	-
Financing activities:	13,016	-
Net increase (decrease) in cash and cash equivalents	$173	$-
Cash and cash equivalents, beginning of year	$5	$5
Cash and cash equivalents, end of year	$178	$5

Off-Balance Sheet Arrangements

As of December 31, 2017 and 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please See Note 7, Related Party Arrangements in our consolidated financial statements.

Outlook and Recent Trends

We are encouraged by continued improvement in commercial real estate capital and credit markets, as well as the positive macroeconomic growth supporting the residential real estate industry.

The current interest rate environment provides an unusual opportunity to borrow at historically low interest rates. As a protective measure against interest rate fluctuations and regulatory uncertainty, our Company intends to focus on purchasing retail properties with stable income, which typically would allow the Manager to secure long-term, fixed rate debt on the property at historically attractive terms, thereby mitigating interest rate risk.

16

Our Management remains cautiously optimistic about the opportunity to acquire loans and investments offering attractive risk adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and mid-term target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Recent Developments

Investment Type	Date	Description
Acquisition of Controlled Subsidiary Investment	1/4/18	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – R14 - Controlled Subsidiary”), for an initial purchase price of $1,137,882 which is the initial stated value of our equity interest in the Fundrise eFUND – R14 - Controlled Subsidiary (the “R14 Investment”). The Fundrise eFUND – R14 - Controlled Subsidiary used the proceeds to acquire an existing 2,994 SF triplex located on a 6,730 square foot lot in the Greater Echo Park neighborhood of North East Los Angeles (the “R14 Property”). The closing of both the R14 Investment and the R14 Property occurred concurrently. More information on the Fundrise eFUND – R14– Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	1/19/18	We directly acquired an additional property within the ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary”), for an initial purchase price of $910,377 which is the initial stated value of our additional equity interest in the Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary (the “NPSC VIRGIL Investment”). The Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary used the proceeds to acquire an existing 1,440 SF single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC VIRGIL#2 Property”). More information on the Fundrise eFUND – NPSC VIRGIL#2 Property– Controlled Subsidiary can be found here.

17

Acquisition of Controlled Subsidiary Investment	1/25/18	We directly acquired an additional property within the ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary”), for an initial purchase price of $921,397 which is the initial stated value of our additional equity interest in the Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary (the “NPSC VIRGIL Investment”). The Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary used the proceeds to acquire an existing 1,865 SF single family home on a 5,750 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC VIRGIL#3 Property”). More information on the Fundrise eFUND – NPSC VIRGIL#3 Property– Controlled Subsidiary can be found here.

Real Estate Debt Investments	2/8/18	We acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan with a maximum principal balance of $500,000 (the “Commonwealth Senior Loan”). The borrower, 600 Block Commonwealth LLC, a California limited liability company (“Commonwealth”), used the loan proceeds to purchase land in the Silver Lake Neighborhood of Los Angeles, CA (the “Commonwealth Property”), and currently plans to combine with an adjacent parcel to build a 12-unit small lot development after securing construction financing. The Commonwealth Senior Loan is secured by the Commonwealth Property. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Commonwealth. More information on the Commonwealth Senior Loan and Commonwealth Property can be found here.

Acquisition of Controlled Subsidiary Investment	3/15/18	We directly acquired an additional property within the ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – NPSC Westmoreland - Controlled Subsidiary”), for an initial purchase price of $1,103,090 which is the initial stated value of our additional equity interest in the Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary (the “NPSC WESTMORELAND#2 Investment”). The Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary used the proceeds to acquire an existing currently improved as duplex home located on a 5,762 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC WESTMORELAND#2 Property”). More information on the Fundrise eFUND – NPSC WESTMORELAND#2 Property– Controlled Subsidiary can be found here.

18

Acquisition of Controlled Subsidiary Investment	3/23/18	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary”), for an initial purchase price, including closing costs of $1,152,344 which is the initial stated value of our equity interest in the Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary (the “CNP 36, LLC Investment”). The Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary used the proceeds to acquire an existing 1,211 square foot single family home located on a 7,500 square foot lot in the Palms/Culver City neighborhood of Los Angeles (the “CNP 36, LLC Property”). The closing of both the CNP 36, LLC Investment and the CNP 36, LLC Property occurred concurrently. We are currently under contract to close an adjacent 843 square foot single family home in the next 30 days. We plan on combining the two lots to achieve an anticipated lot size of approximately 15,000 square feet. More information on the Fundrise eFUND – CNP 36, LLC Property– Controlled Subsidiary can be found here.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. Our Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	41	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	32	Chief Operating Officer
Bjorn J. Hall	37	General Counsel, Chief Compliance Officer and Secretary

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Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Since June 2012, Ben has been Managing Partner of Rise Development LLC, a real estate company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining our Company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned is BA in Public Policy and Economics from Duke University.

 Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our sponsor since February 2014. Prior to joining our sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of our common shares as of March 31, 2018 for each person or group that holds more than 5% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

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	Number of Shares
Name of Beneficial Owner (1) (2)	Beneficially Owned	Percent of All Shares
Benjamin S. Miller	500	*
Brandon T. Jenkins	1	*
Bjorn J. Hall	30	*
All directors and executive officers of our Manager as a group (3 persons)	531	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner has an address in care of our principal executive offices at 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.

Item 5.	Interest of Management and Others in Certain Transactions Other Information

For further details, please see Note 7, Related Party Arrangements, in our consolidated financial statements

Item 6.	Other Information

None.

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Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FUNDRISE FOR-SALE HOUSING EFUND -
LOS ANGELES CA, LLC

22

Independent Auditor's Report

To the Members

Fundrise For-Sale Housing eFund- Los Angeles CA, LLC

Washington, D.C.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the Company), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, the related consolidated statements of operation, members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise For-Sale Housing eFund - Los Angeles, CA, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, VA

April 27, 2018

F-1

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	As of	As of
	December 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$178	$5
Restricted cash	23	-
Other assets	77	-
Real estate deposits	1,281	-
Investments in single-family residential rental properties, net	3,495	-
Real estate held for improvement	3,895	-
Real estate debt investments	4,262	-
Total Assets	$13,211	$5

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued expenses	$147	$-
Settling subscriptions	236	-
Rental security deposits and other liabilities	26	-
Due to related party	37	-
Redemptions payable	17	-
Note payable - related party	3,045	-
Total Liabilities	3,508	-

Members’ Equity:
Common shares; unlimited shares authorized; 982,139 and 500 shares issued, and 972,793 and 500 outstanding as of December 31, 2017 and 2016, respectively	9,821	5
Redemptions - common shares	(98)	-
Retained Earnings (Accumulated deficit)	(20)	-
Total Members’ Equity	9,703	5

Total Liabilities and Members’ Equity	$13,211	$5

The accompanying notes are an integral part of these consolidated financial statements

F-2

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2017	December 31, 2016
Income
Interest income	$97	$-
Rental income	66	-
Total income	163	-

Expenses
Rental properties operating and maintenance	29	-
Depreciation and amortization	10	-
Interest expense - related party note	16	-
General and administrative expenses	128	-
Total expenses	183	-

Net income (loss)	$(20)	$-
Net income (loss) per basic and diluted common share	$(0.07)	$-
Weighted average number of common shares outstanding, basic and diluted	294,837	-

The accompanying notes are an integral part of these consolidated financial statements

F-3

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share and per share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated deficit)	Total Members' Equity
January 1, 2016	500	5	-	5
Net income (loss)	-	-	-	-
December 31, 2016	500	$5	$-	$5
Proceeds from issuance of common shares	982,139	9,816	-	9,816
Redemptions of common shares	(9,846)	(98)	-	(98)
Net income (loss)	-	-	(20)	(20)
December 31, 2017	972,793	$9,723	$(20)	$9,703

The accompanying notes are an integral part of these consolidated financial statements

F-4

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2017	December 31, 2016
OPERATING ACTIVITIES:
Net income (loss)	$(20)	$-
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	10	-
Net decrease (increase) in other assets	(77)	-
Net decrease (increase) in restricted cash	(23)	-
Net increase (decrease) in due to related party	37	-
Net increase (decrease) in accounts payable and accrued expenses	147	-
Net increase (decrease) in rental security deposits and other liabilities	26	-
Net cash provided by (used in) operating activities	100	-
INVESTING ACTIVITIES:
Real estate debt investments	(4,262)	-
Acquisition of real estate held for improvement	(3,869)	-
Improvements of real estate held for improvement	(26)	-
Acquisitions of single-family residential rental properties	(3,435)	-
Improvements in single-family residential rental properties	(70)	-
Cash used for real estate deposits	(1,281)	-
Net cash provided by (used in) investing activities	(12,943)	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	9,816	-
Proceeds from note payable - related party, net	3,045	-
Proceeds from settling subscriptions	236	-
Cash paid for shares redeemed	(81)	-
Net cash provided by (used in) financing activities	13,016	-

Net increase (decrease) in cash and cash equivalents	173	-
Cash and cash equivalents, beginning of year	5	5
Cash and cash equivalents, end of year	$178	$5

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$9	$0

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Redemptions payable	$17	$-

The accompanying notes are an integral part of these consolidated financial statements

F-5

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

1.	Formation and Organization

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the “Company”) was formed on November 19, 2015, as a Delaware Limited Liability Company to invest in the acquisition of land for and development of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers and other real estate investments. Operations commenced on May 26, 2017. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise For-Sale Housing eFund – Los Angeles CA, LLC except where the context otherwise requires.

Each investment of the Company is acquired by a separate Limited Liability Company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware Limited Liability Company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50.0 million in common shares, the purchase price for all shares was $10.00 per share as of December 31, 2017 and 2016. The Offering was declared qualified by the SEC on May 10, 2017. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering.

A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering. The Manager has the authority to issue an unlimited number of common shares. As of December 31, 2017 and 2016, the Company has issued approximately 982,139 shares and 500 shares, respectively, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 500 common shares at $10.00 per share for an aggregate purchase price of $5,000, as of December 31, 2017 and 2016. In addition, as of December 31, 2017, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. At December 31, 2016, Fundrise, L.P. had committed to purchase but had not purchased any common shares.

As of December 31, 2017 and 2016, the total amount of equity issued by the Company on a gross basis was approximately $9.8 million and $5,000, respectively, and the total amount of settling subscriptions was approximately $236,000 and $0, respectively. Both of these amounts were based on a $10.00 per share price.

The Company has a December 31st fiscal year end.

F-6

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions.

Restricted Cash

Restricted cash consists of cash deposited in accounts related to rental security and pet deposits. Amounts deposited in these accounts can only be used as provided for in the rental leasing agreements, and, therefore, are separately presented within our consolidated balance sheets.

Organizational and Offering Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. These also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum net asset value (“NAV”), as described below.

F-7

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organization and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will book a liability for organization costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense for organization costs.

As of December 31, 2017 and 2016, the Manager had incurred organizational and offering costs of approximately $443,000 and $0, respectively, on behalf of the Company. However, because the Hurdle Rate was not met, this amount was not due to the Manager as of December 31, 2017 and 2016, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the year.

Real Estate Deposits

During the closing on an investment in single-family residential rental property or real estate held for improvement, we may place a cash deposit on the property being acquired. These deposits are placed before the closing process of the property has occurred. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

F-8

Single-Family Residential Rental Properties and Real Estate Held for Improvement

Our investments in single-family residential rental properties and real estate held for improvement includes the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing and renting, or developing and selling the properties, respectively.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Single-Family Residential Rental Property) or will need improvements (Real Estate Held for Improvement). All of our transactions are asset acquisitions recorded at their purchase price (including transaction costs), and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that activities commence and concludes at the time that a single-family residential property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a home and for certain furniture and fixtures additions.

Costs capitalized in connection with single-family residential property acquisitions, improvement activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Single Family Residential Properties Held For Sale

From time to time, we may identify single-family residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

F-9

Real Estate Debt Investments

Our real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests and unconsolidated joint ventures.

Our real estate debt investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

As of December 31, 2017 and 2016, none of our real estate debt investments were considered impaired, and no impairment charges have been recorded in these consolidated financial statements.

Share Redemptions

Share repurchases are recorded as a reduction of common shares under our redemption plan, pursuant to which we may elect to redeem shares at the request of our shareholders, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the shareholder has held the shares being redeemed.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

F-10

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the PTP Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Therefore, a shareholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is intended to be treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

Effective for the year ended December 31, 2017, the Company is required to file and will file income tax returns with the Internal Revenue Service and other taxing authorities, though no such returns have been filed at the date of these consolidated financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded as property operating and maintenance expenses in the consolidated financial statements.

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities. As of December 31, 2017 and 2016, no amortization of premium, discount, origination costs or fees have been incurred.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-11

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. Additionally, the FASB has also decided to permit entities to early adopt the standard, which allows for either full retrospective or modified retrospective methods of adoption, for reporting periods beginning after December 15, 2016. The Company is continuing to evaluate the impact of ASU 2014-09.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for public companies for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

F-12

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. Early adoption is permitted for transactions that have not been reported in issued consolidated financial statements. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

3.	Investments in Single-Family Residential Rental Properties and Real Estate Held for Improvement

The following table presents our investments in seven single-family residential rental properties, as of December 31, 2017 (amounts in thousands):

Land - acquisition allocation	$2,320
Building - acquisition allocation	1,115
Post-acquisition capitalized improvements	70
Total gross investment in single-family residential rental properties	$3,505
Less: accumulated depreciation	(10)
Total investment in single-family residential rental properties, net	$3,495

As of December 31, 2017, single-family residential rental properties included capitalized transaction costs of approximately $77,000, which includes acquisition fees paid to the Sponsor of approximately $67,000.

For the year ended December 31, 2017, the Company recognized approximately $10,000 of depreciation expense on investments in single-family residential rental properties.

The following table presents our real estate held for improvement, as of December 31, 2017 (amounts in thousands):

Land - acquisition allocation	$2,780
Building - acquisition allocation	1,089
Post-acquisition capitalized improvements	26
Total investment in real estate held for improvement	$3,895

F-13

As of December 31, 2017, real estate held for improvement included capitalized transaction costs of approximately $117,000, which includes acquisition fees paid to the Sponsor of approximately $75,000.

As operations had not yet commenced as of December 31, 2016, the Company had no investments in real estate properties at that time.

4.	Real Estate Debt Investments

The following table describes our real estate debt investment activity for the year ended December 31, 2017 (amounts in thousands):

Asset Type	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	$4,262	$911	$4,262
Balance as of December 31, 2017	$4,262	$911	$4,262

(1)      This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s real estate debt investments, as of December 31, 2017, by contractual maturity grouping (amounts in thousands):

Asset Type	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	$—	$4,262	$—	$—
Balance as of December 31, 2017	$—	$4,262	$—	$—

As operations had not yet commenced as of December 31, 2016, the Company had no investments in real estate debt at that time.

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” At December 31, 2017, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

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5.	Other Assets

At December 31, 2017, the balance in other assets is as follows (amounts in thousands):

Other Assets
Rents receivable	$3
Interest receivable (current)	16
Due from property manager	41
Prepaid insurance	15
Other prepaid expenses	2
Total	$77

As operations had not yet commenced as of December 31, 2016, the Company had no other assets at that time.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2017, the Company’s financial instruments consist of cash, restricted cash, two real estate debt investments, and accounts payable. With the exception of real estate debt investments, the carrying amount of the Company's financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios and expected repayment and prepayment dates. As a result of this assessment, as of December 31, 2017, management estimated that the carrying value of our real estate debt investments approximates fair value.

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7.	Related Party Arrangements

Fundrise Advisors, LLC

 The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering subject to meeting the Hurdle Rate. The Company will reimburse the Manager, subject to the reimbursement limit, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which, until December 31, 2018, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period.

The Company’s Manager has agreed, for a period from inception until December 31, 2017 (the “fee waiver period”), to waive its asset management fee. Following the conclusion of the fee waiver period, our Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

The Company may be charged by the Manager, a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the for-sale housing project or if there is no outside developer of the for-sale housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged as of December 31, 2017.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2017, there have been no non-performing assets.

The Company will also pay the Manager a disposition fee in the event that a for-sale housing project is sold to a homebuyer investor. The fee may range from 0 to 1.5% of the gross proceeds after repayment of any property level debt. As of December 31, 2017, no fees have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. The ability to warehouse investments will allow the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. For the years ended December 31, 2017 and 2016, the Company purchased two and zero investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

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For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. For the years ended December 31, 2017 and 2016, fees of approximately $16,000 and $0, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and holds 9,500 and 0 shares, respectively, as of December 31, 2017 and 2016. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise, L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the years ended December 31, 2017 and 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp., Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its other Fundrise investment funds. The loan bears a 3.0% interest rate and expires on January 31, 2019. The total drawn between the eight noteholders may not exceed an aggregate amount of $10.0 million. During the years ended December 31, 2017 and 2016, the Company draws against the promissory grid note totaled approximately $6.1 million and $0, respectively. As of December 31, 2017, the Company repaid approximately $3.0 million of the outstanding balance on the grid note. As of December 31, 2017 and 2016, the Company incurred interest of approximately $16,000 and $0, respectively. As of December 31, 2017 and 2016, total principal and interest of approximately $3.0 million and $0, respectively, remains payable to Rise Companies Corp.

Executive Officers of Our Manager

As of the date these consolidated financial statements are issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer and Secretary

F-17

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Concentration risk is the risk of loss due to the concentration of exposure to a specific investment, issuer, individual transaction, or geographic location. Our limited geographic diversity means that adverse general economic or other conditions in the Los Angeles, CA market could negatively impact our business, results of operations and financial condition.

9.	Commitments and Contingencies

Legal Proceedings

As of December 31, 2017, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Commitments

On December 28, 2017, we committed to purchasing real estate in Los Angeles, CA by placing a deposit of approximately $1.1 million into escrow.

10.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 27, 2018, for potential recognition or disclosure.

We purchased five properties, classified as real estate held for improvement, for a total amount of approximately $5.3 million. This includes approximately $102,000 of acquisition fees paid to the Sponsor.

F-18

As noted in Note 9 - Commitments and Contingencies, Commitments, on December 28, 2017, we committed to purchasing real estate in Los Angeles, CA by placing a deposit of approximately $1.1 million into escrow. We acquired title to this property on January 4, 2018. The total cost to acquire the property was approximately $1.1 million.

On March 23, 2018 we sold one of our real estate held for improvement properties for an amount, net of closing costs, of approximately $525,000.

On January 31, 2018, we entered into a real estate debt investment for $500,000.

As of April 13, 2018, we issued equity which on a gross basis was approximately $6.8 million. This amount was based on a share price of $10.00 per share. We also had redemptions of approximately $148,000.

The entire amount of the approximately $236,000 of settling subscriptions outstanding as of December 31, 2017 was subsequently processed and common shares were issued in January 2018.

We had draws against the promissory grid note that totaled approximately $2.4 million, as well as incurred interest of approximately $22,000. Approximately $4.4 million of repayments were made subsequent to the year end.

F-19

Item 8.	Exhibits

2.1**	Certificate of Formation
2.2**	Certificate of Amendment to Certificate of Formation
2.3**	Form of Amended and Restated Operating Agreement
4.1**	Form of Subscription Package (included in the Offering Circular as Appendix B and incorporated herein by reference)
6.1**	Form of License Agreement between Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC and Fundrise LLC
6.2**	Form of Fee Waiver Support Agreement between Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC and Fundrise Advisors, LLC
6.3**	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp.
11.1*	Consent of RSM US LLP

*	Filed herewith.

**	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this Annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 27, 2018.

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC
By: Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
Name: Benjamin S. Miller
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer,	April 27, 2018
Benjamin S. Miller	Interim Chief Financial Officer
and Treasurer of
Fundrise Advisors, LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

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